

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

July 29, 2015

<u>VIA E-MAIL</u>

Kevin Hardy
Skaaden, Arps, Slate, Meagher & Flom LLP
155 N. Wacker Dr.
Chicago, IL 60606

Re: The Cushing MLP Infrastructure Master Fund
          File No: 811-23069

Dear Mr. Hardy:

        We have reviewed the registration statement on Form N-2 for The Cushing MLP
Infrastructure Master Fund (the "Fund"), filed with the Securities and Exchange Commission on
June 30, 2015. Based on our review, we have the following comments on the filing:

<u>General</u>

1. Please advise us if you have submitted or expect to submit an exemptive application or no-
    action request in connection with your Registration Statement.

2. Please define all capitalized terms and acronyms prior to or concurrently with using them.
    See, for example: Unitholders, Common Units, Financial Leverage, GP, etc.

3. Inasmuch as the Fund may enter into various derivative transactions, please consider the
    staff observations concerning derivatives disclosure set forth in the letter from Barry D.
    Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General
    Counsel, Investment Company Institute, dated July 30, 2010. *See*
    http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

4. We note that the Fund discloses that it may engage in transactions involving swaps. When
    the Fund engages in total return swaps it must set aside an appropriate amount of segregated
    assets. *See generally* Investment Company Act Release No. 10666 (Apr. 18, 1979). Please
    note that the Commission issued a concept release exploring issues relating to the use of
    derivatives by funds, including whether current market practices involving derivatives are
    consistent with the leverage provisions of the Investment Company Act of 1940
    ("Investment Company Act"). *See* Investment Company Act Release No. 29776 (Aug. 31,
    2011). Accordingly, please be aware that the Commission or its staff could issue future
    guidance related to derivatives (such as total return swaps) and leverage, including guidance

related to coverage requirements, which could impact the manner in which the Fund operates.

Explanatory Note

5. The explanatory note refers to The Cushing MLP Infrastructure Fund I. Please revise the name of the feeder fund to reflect the fund's actual name (i.e., The Cushing MLP Infrastructure Fund).

6. Please include bullet points to the following effect on the cover page:

    - The Fund's shares will not be listed on an exchange and it is not anticipated that a secondary market will develop. Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe.

    - The amount of distributions that the Fund may pay, if any, is uncertain.

    - The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund's performance, such as from offering proceeds, borrowings, and amounts from the Fund's affiliates that are subject to repayment by investors.

Fee Table and Synopsis, page 1

7. In footnote 1 to the table, please explain how Managed Assets relate to "net assets" (*e.g.* it is anticipated that Managed Assets will be greater than net assets).   In this regard please note that item 3 of Form N-2 requires that amounts provided in the fee table must be based on net assets. Lastly, please advise supplementally how derivatives will be valued for purposes of determining "Managed Assets." We may have further comments.

8. If the fee waiver described in footnote 2 may be recouped by the Adviser, please expand the note to describe the terms of the recoupment provision.

9. As you have omitted the synopsis pursuant to General Instruction G(3) of Form N-2, please consider removing the word "synopsis" from the section heading.

10. Given that the Fund may invest in other investment companies, please confirm that no line item is required for Acquired Fund Fees and Expenses.

Example, pages 1-2

11. Please revise the example so that the expense reimbursement is reflected only for the period it is in place.

Investment Objectives and Policies, pages 2-3

12. The Fund includes an 80% test that applies to investments in MLPs or infrastructure. Given the Fund's name, please revise the 80% test so that is applies to investments in infrastructure MLPs or modify the Fund's name.

13. Please consider expanding the disclosure to make clear what an MLP is.

14. Please disclose any policies the Fund has with respect to maturity or duration of the debt in which it invests.

15. With respect to your statement that "[g]enerally, no more than 50% of the Fund's portfolio will be in PIPE or other private or restricted securities at the time of investment," please advise whether the Fund may invest in private investment companies (*e.g.*, hedge funds) and, if so, the extent to which it may do so.

16. If investing in non-U.S. securities is a principal investment strategy of the Fund, please disclose this herein.

17. If the techniques described under Strategic Transactions Risk are principal strategies of the Fund, please discuss them herein.

Risks Associated with an Investment in Non-U.S. Companies, page 11

18. Please disclose the maximum percentage of net assets that the Fund will invest in non-U.S. securities.

Emerging Markets Risk, page 12

19. Please disclose how the Fund determines that an issuer is an emerging market issuer.

Capital Stock, Long-Term Debt, and Other Securities, page 25

20. Please rewrite the first sentence of the second paragraph in plain English.

Tender Offers, pages 27-29

21. The disclosure regarding mandatory tenders appears to provide a great deal of discretion in its implementation. Please revise the disclosure to be more objective and to ensure it is applied in a non-discriminatory manner consistent with the requirements of rule 23c-2 under the Investment Company Act of 1940.

22. You state that "[t]he functions and role of each Committee are described below under "Board Committees," but we are unable to locate this section. Please advise or revise. <u>See</u> Item 18.5(b) of Form N-2.

Other

23. Please make conforming changes to the feeder fund's registration statement, as appropriate.

<p style="text-align:center">*   *   *   *   *   *</p>

Responses to this letter should be in the form of a revised submission and should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to Fund disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of a registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

If you have any questions, please call me at (202) 551-6751. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at whitea@sec.gov. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-8629.

Sincerely yours,

/s/ Alison White

Alison White
Senior Counsel